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Exhibit 99.1

Bookham Technology plc
9 January 2004

        Oxfordshire, UK—9 January 2004: Bookham Technology plc announces that on 8 January 2004 it received notification from The Goldman Sachs Group, Inc that as at close of business on 6 January 2004, The Goldman Sachs Group, Inc was interested, by attribution only, in a total of 8,851,156 shares being 4.08% of the issued share capital of Bookham Technology plc.

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  Exhibit 99.1